VITACIG, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

October 16, 2014

Via Edgar

Re: VitaCig, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 29, 2014

File No. 333-195397

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated October 14, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1.     Please include a currently dated consent from the independent public accountant in the amendment.

We have included a current consent letter from our independent public accountant as part of this filing (ref. vcig_ex23z1).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of operations, page 25

2. We note that gross profit as a percentage of total revenue for the three months ended July 31, 2014 increased to 46.0% compared to 23.6% for the period ended April 30, 2014. Please revise to explain this significant increase. Refer to Item 303(a)(3) of Regulation S-K for guidance.

We have noted your recommendation and accordingly added the following explanation as part of the “Results of Operations” section on page 25 of our S-1, in compliance with the guidance per Item 303(a)(3) of Regulation S-K:

Gross Profit

Our gross profit for the three months ended April 30, 2014, and for the three months ended July 31, 2014 were $2,632 and $40,561, respectively. The gross profit of $2,632 for the three months ended April 30, 2014 represents 23.65% as a percentage of total revenue. The gross profit of $40,561 for the three months ended July 31, 2014 represents 46.03% as a percentage of total revenue.  This increase in the gross profit percentage, as a percentage of total revenue from 23.65% to 46.03%, is attributed to the increase in the selling price of each individual VitaCig, where the price of each unit was increased from $2 to $3 effective June 10th, 2014.

The Company hereby acknowledges:

•                 should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                 the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mark Linkhorst

Mark Linkhorst

Chief Executive Officer